E.L.

SEC Mail Processing
SE

MAR 04 2019

Washington, DC

19008242

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8- 66882 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**E.L.K. Capital Advisors, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**40 Skokie Blvd., Suite 430**
(No. and Street)

| **Northbrook** | **IL** | **60062** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Randall S. Winters** **(847) 919-3544**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **900 Circle 75 Parkway SE, Suite 1100** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, **Randall S. Winters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.L.K. Capital Advisors, LLC**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN G BUCKNER
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 21, 2020

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

# E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
For the Year Ended December 31, 2018
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123


# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E.L.K. Capital Advisors, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

## Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2004.

February 13, 2019
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2018**

ASSETS

| | |
|---|---|
| Cash | $ 27,045 |
| Accounts receivable | 311,181 |
| Office furniture and equipment, net of accumulated depreciation of $59,257 | 0 |
| Deposits and other | 2,932 |
| | $ 341,158 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 3,805 |
| Total liabilities | 3,805 |
| Stockholder's equity | 337,353 |
| Total liabilities and stockholder's equity | 341,158 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF OPERATIONS**
**December 31, 2018**

| | | |
|---|---|---|
| REVENUES: | | |
| Placement fees | $ | 524,947 |
| Advisory fees | | 404,948 |
| Other income | | 761 |
| Total revenue | | 930,656 |
| | | |
| EXPENSES: | | |
| Compensation and benefits | | 219,394 |
| Communications and data processing | | 10,464 |
| Occupancy | | 7,500 |
| Other operating expenses | | 80,089 |
| Total expenses | | 317,447 |
| | | |
| NET INCOME | $ | 613,209 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2018**

| | | 2018 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 613,209 |
| Items which do not affect cash: | | |
| Depreciation and amortization | | 4,891 |
| Adjustment to beginning retained earnings for prior period overstatement | | (14,649) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in accounts receivable | | (85,094) |
| Decrease in deposits and other | | 1,258 |
| Decrease in accounts payable and accrued expenses | | (53,004) |
| Net cash provided by operating activities | | 466,611 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Distributions to stockholder | | (1,250,000) |
| Capital Contributions | | 153,217 |
| Net cash used by financing activities | | (1,096,783) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (630,172) |
| CASH AND CASH EQUIVALENTS: | | |
| Beginning of year | | 657,217 |
| End of year | | 27,045 |
| Supplemental Disclosure of Cash Flow Information | | |
| Non-cash financing activity – capital contribution of income taxes paid by Parent | | $13,217 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2018**

| | Paid In Capital | Retained Earnings | Total |
|---|---|---|---|
| Balance, December 31, 2017 as previously reported | $ 291,000 | $ 544,576 | $835,576 |
| Adjustment to beginning retained earnings to reflect overstatement of 2017 revenue | | (14,649) | (14,649) |
| Balance, December 31, 2017 adjusted | 291,000 | 529,927 | 820,927 |
| Net income | | 613,209 | 613,209 |
| Contributions of capital | 153,217 | | 153,217 |
| Distributions to stockholder | | (1,250,000) | (1,250,000) |
| Balance, December 31, 2018 | $ 444,217 | ($106,864) | $ 337,353 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a S corporation, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash: The Company maintains its cash in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

New Accounting Pronouncements: In February 2016, FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect of this pronouncement on the financial statements and related disclosures.

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review and Subsequent Events: Subsequent events were evaluated through the date the financial statements were issued. None were noted.

Revenue Recognition: Success fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. These fees are recognized upon the consummation of a transaction.

The Financial Accounting Standards Board (FASB) has issued a comprehensive revenue recognition standard that supersedes most revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principal is that an entity should recognize revenue when it transfers promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU-2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes retainer revenue from contracts with customers when a draft offering memorandum is delivered and when a prospective investor list is delivered, as these are the performance obligations identified in accordance with this standard. The amount of retainer revenue recognized upon the fulfillment of the aforementioned performance obligations in 2018 was $150,000 and has been included in advisory fee revenue in the accompanying Statement of Operations.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

## NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $23,240 which was $18,240 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .16 to 1.0.

## NOTE 3 -CONCENTRATIONS

Approximately 80% of all revenues earned during 2018 were from two customers.

## NOTE 4 -EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. Employer contributions for 2018 amounted to $36,500.

## NOTE 5 -LEASES

During 2018, the Company leased office premises under an operating lease and received sublease income from a registered rep. The Company reduced its office space requirements effective March 1, 2018 resulting in $750 monthly rental payments, less $150 received by the Company from a registered rep.

Rent expense for 2018, net of sublease rental income of $1,500, was approximately $7,500.

**E.L.K. CAPITAL ADVISORS, LLC**

**Supplementary Information**
**Pursuant to Rule 17(a)-S of the**
**Securities Exchange Act of 1934**

**December 31, 2018**

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

# E.L.K. CAPITAL ADVISORS, LLC

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

### December 31, 2018

| | |
|---|---|
| Net Capital | |
| Total stockholder's equity qualified for net capital | $ 337,353 |
| Deduction for non-allowable assets: | |
| Accounts receivable | (311,181) |
| Deposits and other assets | (2,932) |
| Office furniture and equipment | (0) |
| Net capital before haircuts | 23,240 |
| Less haircuts | - |
| Net capital | 23,240 |
| Minimum net capital required | 5,000 |
| Excess net capital | 18,240 |
| Aggregate Indebtedness: | |
| Liabilities | 3,805 |
| Minimum net capital based on aggregate indebtedness | 254 |
| Ratio of aggregate indebtedness to net capital | .16 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in the amended FOCUS Part IIA and net capital as reported above.

**E.L.K. CAPITAL ADVISORS, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSIONRULE 15c3-3**
**DECEMBER 31, 2018**

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule l5c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.L.K. Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E.L.K. Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) E.L.K. Capital Advisors, LLC stated that E.L.K. Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E.L.K. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.L.K. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 13, 2019
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

E·L·K CAPITAL ADVISORS, LLC

January 11, 2019

**BROKER DEALER ANNUAL EXEMPTION REPORT**

E.L.K. Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

E.L.K. Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Randall S Winters

President